Registration No.  333-111755
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 802

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 16, 2004 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                       Energy Portfolio, Series 14
                    Equity Income Portfolio, Series 5
                     Financials Portfolio, Series 15
                     Healthcare Portfolio, Series 5
                      The Key 3 Portfolio, Series 5
                   Pharmaceutical Portfolio, Series 16
                REIT Growth & Income Portfolio, Series 8
                     Technology Portfolio, Series 19
                      Utilities Portfolio, Series 7

                                 FT 802

FT 802 is a series of a unit investment trust, the FT Series. FT 802 consists of nine separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


             The date of this prospectus is January 16, 2004

                     Table of Contents

Summary of Essential Information                         3
Fee Table                                                6
Report of Independent Auditors                           7
Statements of Net Assets                                 8
Schedules of Investments                                11
The FT Series                                           21
Portfolios                                              21
Risk Factors                                            27
Public Offering                                         29
Distribution of Units                                   31
The Sponsor's Profits                                   32
The Secondary Market                                    32
How We Purchase Units                                   32
Expenses and Charges                                    33
Tax Status                                              33
Retirement Plans                                        36
Rights of Unit Holders                                  36
Income and Capital Distributions                        37
Redeeming Your Units                                    37
Removing Securities from a Trust                        38
Amending or Terminating the Indenture                   39
Information on the Sponsor, Trustee and Evaluator       40
Other Information                                       41

                      Summary of Essential Information

                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                         Energy            Equity Income     Financials
                                                                         Portfolio         Portfolio         Portfolio
                                                                         Series 14         Series 5          Series 15
                                                                         _________         _________         _________
Initial Number of Units (1)                                                14,989            14,991            15,005
Fractional Undivided Interest in the Trust per Unit (1)                  1/14,989          1/14,991          1/15,005
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)       $  9.900          $  9.900          $  9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per
          Unit (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)    $   .495          $   .495          $   .495
    Less Deferred Sales Charge per Unit                                  $  (.345)          $ (.345)          $ (.345)
    Less Creation and Development Fee per Unit                           $  (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                       $ 10.000          $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $  9.555          $  9.555          $  9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                  $  9.555          $  9.555          $  9.555
Estimated Net Annual Distributions (6)                                       N.A.          $  .3350              N.A.
Cash CUSIP Number                                                      30267T 226        30267T 101        30267T 267
Reinvestment CUSIP Number                                              30267T 234        30267T 119        30267T 275
Fee Accounts Cash CUSIP Number                                         30267T 242        30267T 127        30267T 283
Fee Accounts Reinvestment CUSIP Number                                 30267T 259        30267T 135        30267T 291
Security Code                                                               63847             63851             63859
Ticker Symbol                                                              FTENJX            FTEQIX            FTFPJX

First Settlement Date                     January 22, 2004
Mandatory Termination Date (7)            December 9, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing June 15, 2004 for all portfolios except Equity Income Portfolio, Series 5; and the fifteenth day of each month for Equity Income Portfolio, Series 5, commencing February 15, 2004.
Income Distribution Date (6)              Last day of each June and December, commencing June 30, 2004 for all portfolios except Equity Income Portfolio, Series 5; and the last day of each month for
                                          Equity Income Portfolio, Series 5, commencing February 29, 2004.

_____________

See "Notes to Summary of Essential Information" on page 5.

                     Summary of Essential Information

                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                         Healthcare        The Key 3         Pharmaceutical
                                                                         Portfolio         Portfolio         Portfolio
                                                                         Series 5          Series 5          Series 16
                                                                         _________         _________         __________
Initial Number of Units (1)                                                14,992            14,992            14,996
Fractional Undivided Interest in the Trust per Unit (1)                  1/14,992          1/14,992          1/14,996
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)       $  9.900          $  9.900          $  9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per
          Unit (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)    $   .495          $   .495          $   .495
    Less Deferred Sales Charge per Unit                                  $  (.345)          $ (.345)          $ (.345)
    Less Creation and Development Fee per Unit                           $  (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                       $ 10.000          $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $  9.555          $  9.555          $  9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                  $  9.555          $  9.555          $  9.555
Estimated Net Annual Distributions (6)                                       N.A.              N.A.              N.A.
Cash CUSIP Number                                                      30267T 309        30267T 341        30267T 382
Reinvestment CUSIP Number                                              30267T 317        30267T 358        30267T 390
Fee Accounts Cash CUSIP Number                                         30267T 325        30267T 366        30267T 408
Fee Accounts Reinvestment CUSIP Number                                 30267T 333        30267T 374        30267T 416
Security Code                                                               63831             63835             63839
Ticker Symbol                                                              FTHCJX            FKYJAX            FTPHJX

First Settlement Date                     January 22, 2004
Mandatory Termination Date (7)            December 9, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing June 15, 2004.
Income Distribution Date (6)              Last day of each June and December, commencing June 30, 2004.

_____________

See "Notes to Summary of Essential Information" on page 5.

                     Summary of Essential Information

                                 FT 802


At the Opening of Business on the Initial Date of Deposit-January 16, 2004


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                         REIT Growth &     Technology        Utilities
                                                                         Income Portfolio  Portfolio         Portfolio
                                                                         Series 8          Series 19         Series 7
                                                                         __________        _________         _________
Initial Number of Units (1)                                                14,997            15,009            14,995
Fractional Undivided Interest in the Trust per Unit (1)                  1/14,997          1/15,009          1/14,995
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)       $  9.900          $  9.900          $  9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per
          Unit (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)    $   .495          $   .495          $   .495
    Less Deferred Sales Charge per Unit                                  $  (.345)          $ (.345)          $ (.345)
    Less Creation and Development Fee per Unit                           $  (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                       $ 10.000          $ 10.000          $ 10.000


Page 2


Sponsor's Initial Repurchase Price per Unit (5)                          $  9.555          $  9.555          $  9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                  $  9.555          $  9.555          $  9.555
Estimated Net Annual Distributions (6)                                   $  .5184              N.A.          $  .3758
Cash CUSIP Number                                                      30267T 143        30267T 424        30267T 184
Reinvestment CUSIP Number                                              30267T 150        30267T 432        30267T 192
Fee Accounts Cash CUSIP Number                                         30267T 168        30267T 440        30267T 200
Fee Accounts Reinvestment CUSIP Number                                 30267T 176        30267T 457        30267T 218
Security Code                                                               63855             63843             63827
Ticker Symbol                                                              FTRTJX            FTTCJX            FUTIJX

First Settlement Date                     January 22, 2004
Mandatory Termination Date (7)            December 9, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing June 15, 2004 for all portfolios except REIT Growth & Income Portfolio, Series 8 and Utilities
                                          Portfolio, Series 7; and the fifteenth day of each month for REIT Growth &
                                          Income Portfolio, Series 8 and Utilities Portfolio, Series 7, commencing
                                          February 15, 2004.
Income Distribution Date (6)              Last day of each June and December, commencing June 30, 2004 for all portfolios except REIT Growth & Income Portfolio, Series 8 and Utilities Portfolio, Series
                                          7; and the last day of each month for REIT Growth & Income Portfolio, Series 8 and Utilities Portfolio, Series 7, commencing February 29, 2004.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The estimated net annual distribution for subsequent years for Equity Income Portfolio, Series 5; REIT Growth & Income Portfolio, Series 8; and Utilities Portfolio, Series 7, $.3269, $.5059 and $.3667, respectively, are expected to be less than the amounts for the first year because a portion of the Securities included in Equity Income Portfolio, Series 5; REIT Growth & Income Portfolio, Series 8; and Utilities Portfolio, Series 7 will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. The actual net annual distributions you receive will vary from that set forth above with changes in each Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                         Amount
                                                                                                         per Unit
                                                                                                         _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                      1.00%(a)       $.100
Deferred sales charge                                                                     3.45%(b)       $.345
Creation and development fee                                                              0.50%(c)       $.050
                                                                                          _______        _______
Maximum Sales Charge (including creation and development fee)                             4.95%          $.495
                                                                                          =======        =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                              .290%(d)       $.0290
                                                                                          =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                    .082%          $.0080
Trustee's fee and other operating expenses                                                .171%(f)(g)    $.0168
                                                                                          _______        _______
Total                                                                                     .253%          $.0248
                                                                                          =======        =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                      1 Year     3 Years     5 Years
                                                      _______    _______     _______
Energy Portfolio, Series 14                           $549       $601        $657
Equity Income Portfolio, Series 5                      550        601         658
Financials Portfolio, Series 15                        549        601         657
Healthcare Portfolio, Series 5                         549        601         657
The Key 3 Portfolio, Series 5                          549        601         657
Pharmaceutical Portfolio, Series 16                    549        601         657
REIT Growth & Income Portfolio, Series 8               550        601         658
Technology Portfolio, Series 19                        549        601         657
Utilities Portfolio, Series 7                          550        601         658

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit for each Trust which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2004.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to their monthly distributions of income, the Trustee's fees and other operating expenses for Equity Income Portfolio, Series 5; REIT Growth & Income Portfolio, Series 8; and Utilities Portfolio, Series 7 are estimated to be .173%, or $.0170 per Unit per Trust. This increases total estimated annual operating expenses for Equity Income Portfolio, Series 5; REIT Growth & Income Portfolio, Series 8; and Utilities Portfolio, Series 7 to .255%, or $.0250 per Unit per Trust.

                Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 802


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 802, comprising Energy Portfolio, Series 14; Equity Income Portfolio, Series 5; Financials Portfolio, Series 15; Healthcare Portfolio, Series 5; The Key 3 Portfolio, Series 5; Pharmaceutical Portfolio, Series 16; REIT Growth & Income Portfolio, Series 8; Technology Portfolio, Series 19; and Utilities Portfolio, Series 7 (collectively, the "Trusts") as of the opening of business on January 16, 2004 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on January 16, 2004, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 802, comprising Energy Portfolio, Series 14; Equity Income Portfolio, Series 5; Financials Portfolio, Series 15; Healthcare Portfolio, Series 5; The Key 3 Portfolio, Series 5; Pharmaceutical Portfolio, Series 16; REIT Growth & Income Portfolio, Series 8; Technology Portfolio, Series 19; and Utilities Portfolio, Series 7 at the opening of business on January 16, 2004 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
January 16, 2004

                          Statements of Net Assets

                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                   Energy              Equity Income       Financials
                                                                   Portfolio           Portfolio           Portfolio
                                                                   Series 14           Series 5            Series 15
                                                                   __________          __________          __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,393            $148,416            $148,551
Less liability for reimbursement
   to Sponsor for organization costs (3)                               (435)               (435)               (435)
Less liability for deferred sales charge (4)                         (5,171)             (5,172)             (5,177)
Less liability for creation and development fee (5)                    (749)               (750)               (750)
                                                                   ________            ________            ________
Net assets                                                         $142,038            $142,059            $142,189
                                                                   ========            ========            ========
Units outstanding                                                    14,989              14,991              15,005
Net asset value per Unit (6)                                         $9.476              $9.476              $9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $149,892            $149,915            $150,051
Less maximum sales charge (7)                                        (7,419)             (7,421)             (7,427)
Less estimated reimbursement to
   Sponsor for organization costs (3)                                  (435)               (435)               (435)
                                                                   ________            ________            ________
Net assets                                                         $142,038            $142,059            $142,189
                                                                   ========            ========            ========

_____________

See "Notes to Statements of Net Assets" on page 10.

                        Statements of Net Assets

                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                   Healthcare          The Key 3           Pharmaceutical
                                                                   Portfolio           Portfolio           Portfolio
                                                                   Series 5            Series 5            Series 16
                                                                   __________          __________          __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,424            $148,426            $148,465
Less liability for reimbursement
   to Sponsor for organization costs (3)                               (435)               (435)               (435)
Less liability for deferred sales charge (4)                         (5,172)             (5,172)             (5,174)
Less liability for creation and development fee (5)                    (750)               (750)               (750)
                                                                   ________            ________            ________
Net assets                                                         $142,067            $142,069            $142,106
                                                                   ========            ========            ========
Units outstanding                                                    14,992              14,992              14,996
Net asset value per Unit (6)                                         $9.476              $9.476              $9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $149,923            $149,925            $149,964
Less maximum sales charge (7)                                        (7,421)             (7,421)             (7,423)
Less estimated reimbursement to
   Sponsor for organization costs (3)                                  (435)               (435)               (435)
                                                                   ________            ________            ________
Net assets                                                         $142,067            $142,069            $142,106
                                                                   ========            ========            ========

_____________

See "Notes to Statements of Net Assets" on page 10.

                         Statements of Net Assets

                                 FT 802


At the Opening of Business on the Initial Date of Deposit-January 16, 2004


                                                                   REIT Growth &       Technology          Utilities
                                                                   Income Portfolio    Portfolio           Portfolio
                                                                   Series 8            Series 19           Series 7
                                                                   __________          __________          __________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                                      $148,468            $148,592            $148,453
Less liability for reimbursement
   to Sponsor for organization costs (3)                               (435)               (435)               (435)
Less liability for deferred sales charge (4)                         (5,174)             (5,178)             (5,173)
Less liability for creation and development fee (5)                    (750)               (750)               (750)
                                                                   ________            ________            ________
Net assets                                                         $142,109            $142,229            $142,095
                                                                   ========            ========            ========
Units outstanding                                                    14,997              15,009              14,995
Net asset value per Unit (6)                                         $9.476              $9.476              $9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $149,968            $150,093            $149,953
Less maximum sales charge (7)                                        (7,424)             (7,429)             (7,423)
Less estimated reimbursement to
   Sponsor for organization costs (3)                                  (435)               (435)               (435)
                                                                   ________            ________            ________
Net assets                                                         $142,109            $142,229            $142,095
                                                                   ========            ========            ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $1,800,000 will be allocated among the nine Trusts in FT 802, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from each Trust ($.345 per Unit), payable to the Sponsor in three equal monthly installments beginning on July 20, 2004 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2004. If Unit holders redeem their Units before September 20, 2004 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit for each Trust (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

                       Energy Portfolio, Series 14
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                            Percentage        Market          Cost of
Number        Ticker Symbol and                                             of Aggregate      Value per       Securities to
of Shares     Name of Issuer of Securities (1)                              Offering Price    Share           the Trust (2)
_________     _____________________________________                         _________         ______          _________
              Oil & Gas-Drilling (16%):
              _____________________________
 144          NBR        Nabors Industries, Ltd. (3)                              4%          $ 41.12         $  5,921
 165          NE         Noble Corporation                                        4%            36.07            5,952
 185          PTEN       Patterson-UTI Energy, Inc.                               4%            32.14            5,946
 129          PDS        Precision Drilling Corporation (3)                       4%            45.97            5,930

              Oil & Gas-Exploration & Production (28%):
              ________________________________________________
 145          APA        Apache Corporation                                       4%            40.88            5,928
 115          CNQ        Canadian Natural Resources Ltd. (3)                      4%            51.61            5,935
 104          DVN        Devon Energy Corporation                                 4%            56.89            5,917
 171          EVG        Evergreen Resources, Inc.                                4%            34.70            5,934
 132          NFX        Newfield Exploration Company                             4%            44.97            5,936
 126          POG        Patina Oil & Gas Corporation                             4%            47.33            5,964
 218          XTO        XTO Energy, Inc.                                         4%            27.24            5,938

              Oil-Field Services (16%):
              ________________________________
 163          BJS        BJ Services Company                                      4%            36.48            5,946
 349          MVK        Maverick Tube Corporation                                4%            17.00            5,933
 290          VRC        Varco International, Inc.                                4%            20.51            5,948
 157          WFT        Weatherford International, Ltd.                          4%            37.82            5,938

              Oil-Integrated (36%):
              ________________________________
  70          CVX        ChevronTexaco Corporation                                4%            84.43            5,910
  92          COP        ConocoPhillips                                           4%            64.78            5,960
  64          E          Eni SpA (ADR)                                            4%            93.33            5,973
 147          XOM        Exxon Mobil Corporation                                  4%            40.28            5,921
 177          MRO        Marathon Oil Corporation                                 4%            33.50            5,929
 116          PCZ        Petro-Canada (3)                                         4%            51.11            5,929
 118          PTR        PetroChina Company Limited (ADR)                         4%            50.30            5,935
 125          RD         Royal Dutch Petroleum Company (3)                        4%            47.45            5,931
  65          TOT        Total S.A. (ADR)                                         4%            90.82            5,903

              Oil-Refining & Marketing (4%):
              ____________________________________
 120          VLO        Valero Energy Corporation                                4%            49.47            5,936
                                                                              ______                          ________
                               Total Investments                                100%                          $148,393
                                                                              ======                          ========

_____________

See "Notes to Schedules of Investments" on page 20.

                          Schedule of Investments

                    Equity Income Portfolio, Series 5
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                            Percentage        Market          Cost of
Number        Ticker Symbol and                                             of Aggregate      Value per       Securities to
of Shares     Name of Issuer of Securities (1)                              Offering Price    Share           the Trust (2)
_________     _____________________________________                         _____________     ______          _________
              Consumer-Staples (12%):
              ______________________________
 109          MO         Altria Group, Inc.                                       4%          $ 54.25         $  5,913
 227          CAG        ConAgra Foods, Inc.                                      4%            26.17            5,941
 280          SLE        Sara Lee Corporation                                     4%            21.18            5,930

              Energy (16%):
              ______________________________
  70          CVX        ChevronTexaco Corporation                                4%            84.43            5,910
  92          COP        ConocoPhillips                                           4%            64.78            5,960
 177          MRO        Marathon Oil Corporation                                 4%            33.50            5,929
 125          RD         Royal Dutch Petroleum Company (3)                        4%            47.45            5,931

              Financial Services (32%):
              ______________________________
 239          ASO        AmSouth Bancorporation                                   4%            24.84            5,937
 138          ASBC       Associated Banc-Corp                                     4%            43.20            5,962
  75          BAC        Bank of America Corporation                              4%            78.68            5,901
 175          CF         Charter One Financial, Inc.                              4%            34.00            5,950
 153          JPM        J.P. Morgan Chase & Co. (4)                              4%            38.92            5,955
 177          NCC        National City Corporation                                4%            33.62            5,951
 209          USB        U.S. Bancorp                                             4%            28.48            5,952
 142          WM         Washington Mutual, Inc.                                  4%            41.81            5,937

              Healthcare (8%):
              ______________________________
 198          BMY        Bristol-Myers Squibb Company                             4%            29.97            5,934
 129          MRK        Merck & Co., Inc.                                        4%            45.93            5,925

              Industrials (4%):
              ______________________________
 147          PBI        Pitney Bowes Inc.                                        4%            40.32            5,927

              Telecommunication Services (12%):
              ______________________________
 203          BLS        BellSouth Corporation                                    4%            29.30            5,948
 222          SBC        SBC Communications Inc.                                  4%            26.74            5,936
 161          VZ         Verizon Communications Inc.                              4%            36.88            5,938

              Utilities (16%):
              ______________________________
 157          CIN        Cinergy Corp.                                            4%            37.81            5,936
 317          CNL        Cleco Corporation                                        4%            18.71            5,931
 151          PNW        Pinnacle West Capital Corporation                        4%            39.29            5,933
 135          PGN        Progress Energy, Inc.                                    4%            44.07            5,949
                                                                              ______                          ________
                               Total Investments                                100%                          $148,416
                                                                              ======                          ========

_____________

See "Notes to Schedules of Investments" on page 20.

                          Schedule of Investments

                     Financials Portfolio, Series 15
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                              Percentage        Market       Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share        the Trust (2)
______        _____________________________                                   ____________      ______       _________
              Banks & Thrifts (36.70%):
              __________________________
  63          BAC        Bank of America Corporation                               3.34%        $  78.68     $  4,957
 146          CF         Charter One Financial, Inc.                               3.34%           34.00        4,964
 111          FTN        First Tennessee National Corporation                      3.33%           44.61        4,952
  50          GDW        Golden West Financial Corporation                         3.35%           99.65        4,982
 117          NFB        North Fork Bancorporation, Inc.                           3.35%           42.48        4,970
 103          BPOP       Popular, Inc. (3)                                         3.32%           47.88        4,932
 151          SOTR       SouthTrust Corporation                                    3.33%           32.78        4,950
  99          TCB        TCF Financial Corporation                                 3.33%           50.01        4,951
 174          USB        U.S. Bancorp                                              3.34%           28.48        4,956
 118          WM         Washington Mutual, Inc.                                   3.32%           41.81        4,934
  88          WFC        Wells Fargo & Company                                     3.35%           56.50        4,972

              Financial Services (19.98%):
              __________________________
  74          COF        Capital One Financial Corporation                         3.34%           67.10        4,965
 100          C          Citigroup Inc.                                            3.33%           49.50        4,950
  67          CFC        Countrywide Financial Corporation                         3.32%           73.66        4,935
 157          DRL        Doral Financial Corp. (3)                                 3.34%           31.59        4,960
  67          FNM        Fannie Mae                                                3.32%           73.69        4,937
 183          KRB        MBNA Corporation                                          3.33%           27.00        4,941

              Insurance (29.97%):
              ___________________
 141          AFL        AFLAC Incorporated                                        3.33%           35.08        4,946
 111          ALL        The Allstate Corporation                                  3.33%           44.61        4,952
  67          ABK        Ambac Financial Group, Inc.                               3.32%           73.53        4,927
  71          AIG        American International Group, Inc.                        3.33%           69.55        4,938
  58          RE         Everest Re Group, Ltd. (3)                                3.35%           85.90        4,982
  79          MBI        MBIA Inc.                                                 3.32%           62.41        4,930
 150          MET        MetLife, Inc.                                             3.34%           33.07        4,960
 193          ORI        Old Republic International Corporation                    3.33%           25.60        4,941
 102          RDN        Radian Group Inc.                                         3.32%           48.35        4,932

              Investment Services (13.35%):
              __________________________
  61          BSC        The Bear Stearns Companies Inc.                           3.34%           81.30        4,959
  60          LEH        Lehman Brothers Holdings Inc.                             3.34%           82.77        4,966
  83          MER        Merrill Lynch & Co., Inc.                                 3.33%           59.59        4,946
  83          MWD        Morgan Stanley                                            3.34%           59.81        4,964
                                                                                  _______                    ________
                               Total Investments                                  100.00%                    $148,551
                                                                                  =======                    ========

_____________

See "Notes to Schedules of Investments" on page 20.

                         Schedule of Investments

                     Healthcare Portfolio, Series 5
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                              Percentage        Market       Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share        the Trust (2)
______        _____________________________                                   _____________     ______       _________
              Biotechnology (16%):
              ______________________
  94          AMGN       Amgen Inc.                                                 4%          $ 63.16      $  5,937
 142          BIIB       Biogen Idec Inc.                                           4%            41.95         5,957
 113          GENZ       Genzyme Corporation (General Division)                     4%            52.64         5,948
 264          MEDI       MedImmune, Inc.                                            4%            22.48         5,935

              Medical Products (28%):
              ______________________
 132          ABT        Abbott Laboratories                                        4%            44.95         5,933
 105          BIO        Bio-Rad Laboratories, Inc. (Class A)                       4%            56.60         5,943
  91          GDT        Guidant Corporation                                        4%            65.00         5,915
 115          JNJ        Johnson & Johnson                                          4%            51.84         5,962
 122          MDT        Medtronic, Inc.                                            4%            48.79         5,952
  69          SYK        Stryker Corporation                                        4%            86.28         5,953
  84          ZMH        Zimmer Holdings, Inc.                                      4%            70.66         5,936

              Medical Services (28%):
              ______________________
 108          ABC        AmerisourceBergen Corporation                              4%            54.80         5,918
  99          CAH        Cardinal Health, Inc.                                      4%            60.00         5,940
  89          ESRX       Express Scripts, Inc.                                      4%            66.70         5,936
 241          HMA        Health Management Associates, Inc.                         4%            24.62         5,934
  77          DGX        Quest Diagnostics Incorporated                             4%            76.78         5,912
 102          UNH        UnitedHealth Group Incorporated                            4%            58.30         5,947
  60          WLP        WellPoint Health Networks Inc.                             4%            99.17         5,950

              Pharmaceuticals (28%):
              ______________________
  84          BRL        Barr Pharmaceuticals Inc.                                  4%            70.48         5,920
  85          LLY        Eli Lilly and Company                                      4%            69.51         5,908
  85          FRX        Forest Laboratories, Inc.                                  4%            70.03         5,953
 129          MRK        Merck & Co., Inc.                                          4%            45.93         5,925
 171          PFE        Pfizer Inc.                                                4%            34.82         5,954
 102          TEVA       Teva Pharmaceutical Industries Ltd. (ADR)                  4%            58.01         5,917
 133          WYE        Wyeth                                                      4%            44.65         5,939
                                                                                ______                       ________
                               Total Investments                                  100%                       $148,424
                                                                                ======                       ========

_____________

See "Notes to Schedules of Investments" on page 20.

                          Schedule of Investments

                      The Key 3 Portfolio, Series 5
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                              Percentage        Market       Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share        the Trust (2)
______        _____________________________                                   ___________       ______       _________
              Financial Services (33.39%):
              _______________________
  71          AIG        American International Group, Inc.                      3.33%          $ 69.55      $  4,938
  63          BAC        Bank of America Corporation                             3.34%            78.68         4,957
  74          COF        Capital One Financial Corporation                       3.35%            67.10         4,965
 146          CF         Charter One Financial, Inc.                             3.34%            34.00         4,964
 100          C          Citigroup Inc.                                          3.34%            49.50         4,950
  67          CFC        Countrywide Financial Corporation                       3.33%            73.66         4,935
 111          FTN        First Tennessee National Corporation                    3.34%            44.61         4,952
  83          MER        Merrill Lynch & Co., Inc.                               3.33%            59.59         4,946
 174          USB        U.S. Bancorp                                            3.34%            28.48         4,956
  88          WFC        Wells Fargo & Company                                   3.35%            56.50         4,972

              Healthcare (33.28%):
              _________________
  78          AMGN       Amgen Inc.                                              3.32%            63.16         4,927
  70          BRL        Barr Pharmaceuticals Inc.                               3.32%            70.48         4,934
  82          CAH        Cardinal Health, Inc.                                   3.31%            60.00         4,920
  71          FRX        Forest Laboratories, Inc.                               3.35%            70.03         4,972
  95          JNJ        Johnson & Johnson                                       3.32%            51.84         4,925
 101          MDT        Medtronic, Inc.                                         3.32%            48.79         4,928
 108          MRK        Merck & Co., Inc.                                       3.34%            45.93         4,960
 142          PFE        Pfizer Inc.                                             3.33%            34.82         4,944
  85          UNH        UnitedHealth Group Incorporated                         3.34%            58.30         4,956
  70          ZMH        Zimmer Holdings, Inc.                                   3.33%            70.66         4,946

              Technology (33.33%):
              _________________
  86          ACS        Affiliated Computer Services, Inc. (Class A)            3.33%            57.40         4,936
 206          AMAT       Applied Materials, Inc.                                 3.33%            24.01         4,946
 182          CSCO       Cisco Systems, Inc.                                     3.33%            27.16         4,943
 142          DELL       Dell Inc.                                               3.33%            34.84         4,947
 102          ERTS       Electronic Arts Inc.                                    3.32%            48.38         4,935
 150          INTC       Intel Corporation                                       3.34%            33.03         4,955
 180          MSFT       Microsoft Corporation                                   3.34%            27.55         4,959
 239          NOK        Nokia Oyj (ADR)                                         3.34%            20.73         4,954
 332          ORCL       Oracle Corporation                                      3.33%            14.90         4,947
 170          SDS        SunGard Data Systems Inc.                               3.34%            29.16         4,957
                                                                                ______                       ________
                               Total Investments                                100.00%                      $148,426
                                                                                ======                       ========

_____________

See "Notes to Schedules of Investments" on page 20.

                           Schedule of Investments

                   Pharmaceutical Portfolio, Series 16
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                             Percentage        Market         Cost of
Number        Ticker Symbol and                                              of Aggregate      Value per      Securities to
of Shares     Name of Issuer of Securities (1)                               Offering Price    Share          the Trust (2)
______        _____________________________                                  _________         ______         _________
              Biotechnology (15%):
              __________________________
 118          AMGN       Amgen Inc.                                              5%            $63.16         $  7,453
 177          BIIB       Biogen Idec Inc.                                        5%             41.95            7,425
 330          MEDI       MedImmune, Inc.                                         5%             22.48            7,418

              Pharmaceuticals (85%):
              __________________________
 165          ABT        Abbott Laboratories                                     5%             44.95            7,417
 160          AZN        AstraZeneca Plc (ADR)                                   5%             46.29            7,406
 111          AVE        Aventis S.A. (ADR)                                      5%             66.81            7,416
 105          BRL        Barr Pharmaceuticals Inc.                               5%             70.48            7,400
 248          BMY        Bristol-Myers Squibb Company                            5%             29.97            7,433
 107          LLY        Eli Lilly and Company                                   5%             69.51            7,438
 106          FRX        Forest Laboratories, Inc.                               5%             70.03            7,423
 167          GSK        GlaxoSmithKline Plc (ADR)                               5%             44.55            7,440
 143          JNJ        Johnson & Johnson                                       5%             51.84            7,413
 162          MRK        Merck & Co., Inc.                                       5%             45.93            7,441
 299          MYL        Mylan Laboratories Inc.                                 5%             24.81            7,418
 161          NVS        Novartis AG (ADR)                                       5%             46.10            7,422
 189          NVO        Novo Nordisk A/S (ADR)                                  5%             39.19            7,407
 213          PFE        Pfizer Inc.                                             5%             34.82            7,417
 205          SNY        Sanofi-Synthelabo S.A. (ADR)                            5%             36.30            7,441
 128          TEVA       Teva Pharmaceutical Industries Ltd. (ADR)               5%             58.01            7,425
 166          WYE        Wyeth                                                   5%             44.65            7,412
                                                                             ______                           ________
                               Total Investments                               100%                           $148,465
                                                                             ======                           ========

_____________

See "Notes to Schedules of Investments" on page 20.

                           Schedule of Investments

                REIT Growth & Income Portfolio, Series 8
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                            Percentage       Market        Cost of
Number        Ticker Symbol and                                             of Aggregate     Value per     Securities to
of Shares     Name of Issuer of Securities (1)                              Offering Price   Share         the Trust (2)
_________     _____________________________________                         _________        ______        _________
              Apartments (12%):
              ______________________________
 124          AVB        Avalonbay Communities, Inc.                           4%            $ 47.97       $  5,948
 141          CPT        Camden Property Trust                                 4%              42.06          5,931
 324          UDR        United Dominion Realty Trust, Inc.                    4%              18.31          5,932

              Diversified (16%):
              ______________________________
 206          BED        Bedford Property Investors, Inc.                      4%              28.84          5,941
 152          CLP        Colonial Properties Trust                             4%              38.97          5,924
 152          SFI        iStar Financial Inc.                                  4%              39.20          5,958
 110          VNO        Vornado Realty Trust                                  4%              53.78          5,916

              Healthcare (4%):
              ______________________________
 253          VTR        Ventas, Inc.                                          4%              23.46          5,935

              Industrial (4%):
              ______________________________
 191          PLD        ProLogis                                              4%              31.18          5,955

              Lodging (4%):
              ______________________________
 142          HPT        Hospitality Properties Trust                          4%              41.92          5,953

              Net Lease (8%):
              ______________________________
 172          EPR        Entertainment Properties Trust                        4%              34.48          5,931
 288          LXP        Lexington Corporate Properties Trust                  4%              20.65          5,947

              Office (20%):
              ______________________________
 102          ARE        Alexandria Real Estate Equities, Inc.                 4%              58.22          5,939
 199          CRE        CarrAmerica Realty Corporation                        4%              29.82          5,934
 147          CLI        Mack-Cali Realty Corporation                          4%              40.37          5,934
 445          MSW        Mission West Properties Inc.                          4%              13.34          5,936
 137          PKY        Parkway Properties, Inc.                              4%              43.50          5,960

              Office/Industrial (4%):
              ______________________________
 192          DRE        Duke Realty Corporation                               4%              30.93          5,939

              Regional Malls (16%):
              ______________________________
 214          GGP        General Growth Properties, Inc.                       4%              27.70          5,928
 132          MAC        The Macerich Company                                  4%              45.00          5,940
 133          MLS        The Mills Corporation                                 4%              44.55          5,925
 121          SPG        Simon Property Group, Inc.                            4%              49.11          5,942

              Shopping Centers (12%):
              ______________________________
 180          DDR        Developers Diversified Realty Corporation             4%              32.98          5,936
 134          KIM        Kimco Realty Corporation                              4%              44.47          5,959
 116          PNP        Pan Pacific Retail Properties, Inc.                   4%              51.08          5,925
                                                                             ____                          ________
                               Total Investments                             100%                          $148,468
                                                                             ====                          ========

_____________

See "Notes to Schedules of Investments" on page 20.

                           Schedule of Investments

                     Technology Portfolio, Series 19
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                               Percentage       Market       Cost of
Number        Ticker Symbol and                                                of Aggregate     Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                 Offering Price   Share        the Trust (2)
______        _____________________________                                    _________        ______       _________
              Communications Equipment (12%):
              _____________________________
 287          NOK        Nokia Oyj (ADR)                                           4%           $20.73       $  5,950
  99          QCOM       QUALCOMM Inc.                                             4%            59.96          5,936
 161          UTSI       UTStarcom, Inc.                                           4%            36.98          5,954

              Computers & Peripherals (20%):
              _____________________________
 170          DELL       Dell Inc.                                                 4%            34.84          5,923
 235          HPQ        Hewlett-Packard Company                                   4%            25.30          5,945
  75          LXK        Lexmark International, Inc.                               4%            79.65          5,974
  88          SNDK       SanDisk Corporation                                       4%            67.81          5,967
 308          STX        Seagate Technology (3)                                    4%            19.27          5,935

              Computer Software & Services (44%):
              _____________________________
 155          ADBE       Adobe Systems Incorporated                                4%            38.30          5,936
 103          ACS        Affiliated Computer Services, Inc. (Class A)              4%            57.40          5,912
 316          CHKP       Check Point Software Technologies Ltd. (3)                4%            18.80          5,941
 123          ERTS       Electronic Arts Inc.                                      4%            48.38          5,951
 120          INTU       Intuit Inc.                                               4%            49.62          5,954
 216          MSFT       Microsoft Corporation                                     4%            27.55          5,951
 399          ORCL       Oracle Corporation                                        4%            14.90          5,945
 141          SAP        SAP AG (ADR)                                              4%            42.09          5,935
 204          SDS        SunGard Data Systems Inc.                                 4%            29.16          5,949
 166          SYMC       Symantec Corporation                                      4%            35.85          5,951
 148          VRTS       VERITAS Software Corporation                              4%            40.13          5,939

              Networking Products (4%):
              _____________________________
 219          CSCO       Cisco Systems, Inc.                                       4%            27.16          5,948

              Semiconductor Equipment (8%):
              _____________________________
 247          AMAT       Applied Materials, Inc.                                   4%            24.01          5,930
 142          NVLS       Novellus Systems, Inc.                                    4%            41.74          5,927

              Semiconductors (12%):
              _____________________________
 142          BRCM       Broadcom Corporation (Class A)                            4%            41.92          5,953
 180          INTC       Intel Corporation                                         4%            33.03          5,945
 107          MXIM       Maxim Integrated Products, Inc.                           4%            55.52          5,941
                                                                               ______                        ________
                               Total Investments                                 100%                        $148,592
                                                                               ======                        ========

_____________

See "Notes to Schedules of Investments" on page 20.

                         Schedule of Investments

                      Utilities Portfolio, Series 7
                                 FT 802


                    At the Opening of Business on the
                Initial Date of Deposit-January 16, 2004


                                                                             Percentage       Market         Cost of
Number        Ticker Symbol and                                              of Aggregate     Value per      Securities to
of Shares     Name of Issuer of Securities (1)                               Offering Price   Share          the Trust (2)
_________     _____________________________________                          _________        ______         _________
              Electric Utilities (64%):
              __________________________
 129          AEE        Ameren Corporation                                       4%          $ 45.98         $  5,931
 157          CIN        Cinergy Corp.                                            4%            37.81            5,936
 317          CNL        Cleco Corporation                                        4%            18.71            5,931
  96          D          Dominion Resources, Inc.                                 4%            61.77            5,930
 300          DPL        DPL Inc.                                                 4%            19.79            5,937
 154          DTE        DTE Energy Company                                       4%            38.68            5,957
  90          EXC        Exelon Corporation                                       4%            65.68            5,911
 162          FE         FirstEnergy Corp.                                        4%            36.69            5,944
  91          FPL        FPL Group, Inc.                                          4%            65.56            5,966
 249          MDU        MDU Resources Group, Inc.                                4%            23.87            5,944
 151          PNW        Pinnacle West Capital Corporation                        4%            39.29            5,933
 135          PPL        PPL Corporation                                          4%            43.85            5,920
 135          PGN        Progress Energy, Inc.                                    4%            44.07            5,949
 138          PEG        Public Service Enterprise Group Incorporated             4%            43.06            5,942
 172          SCG        SCANA Corporation                                        4%            34.55            5,943
 200          SO         The Southern Company                                     4%            29.65            5,930

              Natural Gas (36%):
              __________________________
 203          ATG        AGL Resources Inc.                                       4%            29.28            5,944
 240          ATO        Atmos Energy Corporation                                 4%            24.76            5,942
 139          EQT        Equitable Resources, Inc.                                4%            42.69            5,934
 165          KSE        KeySpan Corporation                                      4%            35.99            5,938
 237          NFG        National Fuel Gas Company                                4%            25.02            5,930
 275          NI         NiSource Inc.                                            4%            21.59            5,937
 265          OKE        ONEOK, Inc.                                              4%            22.42            5,941
 167          STR        Questar Corporation                                      4%            35.65            5,954
 241          VVC        Vectren Corporation                                      4%            24.60            5,929
                                                                              ______                          ________
                               Total Investments                                100%                          $148,453
                                                                              ======                          ========

_____________

See "Notes to Schedules of Investments" on page 20.

Page 19


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 16, 2004. Such purchase contracts are expected to settle within three business days. Each Trust has a Mandatory Termination Date of December 9, 2008.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                 Cost of          Profit
                                                 Securities       (Loss)
                                                 to Sponsor
                                                 _________        _______
Energy Portfolio, Series 14                      $148,409         $   (16)
Equity Income Portfolio, Series 5                 148,872            (456)
Financials Portfolio, Series 15                   149,112            (561)
Healthcare Portfolio, Series 5                    149,010            (586)
The Key 3 Portfolio, Series 5                     149,616          (1,190)
Pharmaceutical Portfolio, Series 16               148,959            (494)
REIT Growth & Income Portfolio, Series 8          149,561          (1,093)
Technology Portfolio, Series 19                   149,710          (1,118)
Utilities Portfolio, Series 7                     149,000            (547)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) J.P. Morgan Chase & Co. is the parent company of JPMorgan Chase Bank, the Trustee.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 802, consists of nine separate portfolios set forth below:

- Energy Portfolio, Series 14
- Equity Income Portfolio, Series 5
- Financials Portfolio, Series 15
- Healthcare Portfolio, Series 5
- The Key 3 Portfolio, Series 5
- Pharmaceutical Portfolio, Series 16
- REIT Growth & Income Portfolio, Series 8
- Technology Portfolio, Series 19
- Utilities Portfolio, Series 7

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Energy Portfolio, Series 14 consists of a portfolio of common stocks of companies engaged in the energy industry.

Energy is the vital force powering business, manufacturing, and the transportation of goods and services to serve the American and world economies. Energy supply and demand plays an increasingly vital role in our national security and the economic output of our nation.

As the global need for energy grows, the challenge of developing clean fuel initiatives to make the most of traditional fossil fuels and investing in cutting edge research to identify new energy sources, like hydrogen fuels and fusion technologies, becomes increasingly important. Recent advances in the use of 3-D seismic imaging and directional drilling have improved efficiency, provided flexibility, and offered increased potential of locating new energy supplies.

The United States currently consumes approximately 24% of the world's supply of oil; [Standard & Poor's Industry Surveys] however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. In Asia, an average annual growth rate of 3% is projected for energy use, accounting for nearly 40% of the total projected increment in world energy consumption by 2025. [Energy Information Administration]

Industry Consolidation. We expect to see more consolidation in the next several years, which we believe will result in a single energy industry that comprises fewer, larger, more diversified companies competing to sell gas, electricity, and nonregulated energy products and services. We believe this will encourage companies to provide more innovative services to their customers along with lower prices.

Continued Demand. The Energy Information Administration projects that the total world energy consumption is expected to expand by approximately 39% between 2002 and 2025.


Based on the composition of the portfolio on the Initial Date of Deposit, the Energy Portfolio, Series 14 is considered a Large-Cap Value Trust.


Equity Income Portfolio, Series 5 consists of a diversified portfolio of common stocks.

Many investors are aware that stocks have historically provided higher average returns over time than bonds or money market securities. Still, there are those who don't feel comfortable investing in the stock market with all of its potential volatility.

However, there are many approaches to equity investing, including more conservative ones that may reduce your exposure to market volatility.

The objective of our approach is to achieve the potential for long-term growth of capital while seeking to reduce the extreme fluctuations that oftentimes cause investors to flee the market at the wrong time. The principal hallmarks of our approach are an emphasis on value and finding established companies with above-average dividend yields. You should be aware that there is no guarantee that the issuers of the securities included in the trust will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time. The Trust offers investors the following:

- Potential for long-term capital appreciation

- Potential for dividend income

- Diversified exposure to stocks

Why Dividends? Dividends have had a significant impact on stock performance. Consider the historical effect dividends have had on companies in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). According to Ibbotson Associates, dividends have provided approximately 41% of the 10.6% average annual total return on the S&P 500 Index, from January 1926 through December 2003. The S&P 500 Index is an unmanaged index of 500 stocks used to measure large-cap U.S. stock market performance. The index cannot be purchased directly by investors.

Investing in Value. The advantage of a value approach to selecting stocks is that it seeks to reduce the risk of overpaying for a stock, thus potentially lowering the stocks downside risk and increasing its upside potential.

The Trust may be appropriate for investors seeking both income and the potential for long-term capital growth by taking a value approach to the market.


Based on the composition of the portfolio on the Initial Date of Deposit, the Equity Income Portfolio, Series 5 is considered a Large-Cap Value Trust.


Financials Portfolio, Series 15 consists of a portfolio of common stocks of companies that provide a wide variety of financial services.

The financials sector encompasses a wide range of industries including banks, investment banking, brokerage, consumer finance and credit, insurance (life & health, property & casualty, reinsurance) and real estate (REITs, real estate management & development). Many of the firms included within this sector have burgeoned into "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking due large part to the overturn of the Glass-Steagall Act.

Many significant trends have had positive influences and, we believe, will continue to impact the financials sector, including:

- An Aging Population;

- Technological Innovation;

- Industry Consolidation.

Aging Population. According to the U.S. Census Bureau, approximately three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

Technology. Another driving factor behind the industry is technological innovation. Technology has enabled financial services companies to increase their volume and reduce transaction costs in order to attract consumers.

Consolidation. We believe the trend that has perhaps had the most notable impact is industry consolidation and that improved efficiency, lower operating costs and increased volume are a few of the benefits of consolidation. As banks become more efficient in a less regulated environment, competition may increase. This bodes well for consumers as competition stands to bring lower banking costs and broader product offerings, in addition to greater convenience. Standard & Poor's expects that consolidation activity will continue in the future to create more "financial conglomerates" with acquisitions becoming more "focused and prudent." They believe that these acquisitions will be more incremental and will allow access into new markets.


Based on the composition of the portfolio on the Initial Date of Deposit, the Financials Portfolio, Series 15 is considered a Large-Cap Value Trust.


Healthcare Portfolio, Series 5 is invested in common stocks of healthcare companies.

The healthcare industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the masses, especially the aging population. These discoveries have improved the quality of life and the life expectancy of millions. More recent research, relating to areas such as genomics, is providing avenues of growth never before imagined. Debilitating diseases, previously untreatable, are now often manageable or even curable.

Medical Products & Supplies. According to the American Hospital Association, over half of all surgeries performed in U.S. community hospitals are done on an outpatient basis. Technological advances made to medical devices have helped fuel this trend. New devices have been developed that are less invasive, often eliminating the need for extensive inpatient hospital stays. We believe that further advances may also serve to keep costs down and create demand for medical products, devices and supplies.

Pharmaceuticals. A variety of new and improved medicines have expanded the options for doctors and patients allowing previously untreatable or poorly treated illnesses to be treated effectively and giving patients and physicians new opportunities to prevent and manage disease. Managed care providers encourage the use of pharmaceuticals because they are a relatively inexpensive and less invasive form of treatment.

Biotechnology. We believe the essence of biotechnology lies in research and development. Since the first biotech breakthrough in 1982 involving genetically engineered human insulin, over 150 products have come to market. [Biotechnology Industry Organization] Recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.


Based on the composition of the portfolio on the Initial Date of Deposit, the Healthcare Portfolio, Series 5 is considered a Large-Cap Growth Trust.


The Key 3 Portfolio, Series 5 consists of a portfolio of common stocks of companies in the financial services, healthcare and technology industries.

The Key 3 Portfolio invests in three sectors that have become important parts of the prosperity and growth that we have seen in the United
States over the last several years-financial services, healthcare and technology. We believe that each of the three industries will remain at the forefront as the principal drivers behind the economy in the future. Many significant trends have had positive influences on these industries, including:

- Industry Consolidation

- The Baby Boom Generation

- An Aging Population

- Technological Innovation

We believe that the complete impact of these trends has yet to fully take shape within each industry. In the last ten years, either financials, healthcare or technology has been the best performing S&P 500 sector seven times; and in eight of the last ten years, at least two of the three sectors have outperformed the S&P 500 Index in any one year. In each of those instances, the sector outperformed the S&P 500 Index. Financials was the best performing sector in 1997 and outperformed the S&P 500 Index in 1995, 1996, 1997, 2000, 2001, 2002,
and 2003 by margins of approximately 16.5%, 12.2%, 14.7%, 34.7%, 2.9%,
7.4% and 16.6%, respectively. Healthcare was the best performing sector in 1995 and outperformed the S&P 500 Index in 1994, 1995, 1997, 1998, 2000 and 2002 by margins of 12.3%, 20.4%, 10.3%, 15.1%, 46%, and 40.8%, respectively. Information technology was the best performing sector in 1994, 1996, 1998, 1999 and 2003 and outperformed the S&P 500 Index in all of those years as well as 1995 by margins of 18.6%, 21%, 49.5%, 57.8%, 18.6% and 2.2%, respectively. The S&P 500 Index and the S&P 500 Sectors are unmanaged, statistical composites created by Standard & Poor's that cannot be purchased directly by investors. The historical performance of the indexes is not intended to imply or guarantee the future performance of The Key 3 Portfolio, Series 5. [Standard & Poor's]

Financial Services. The financials sector encompasses a wide range of industries from investment banking to real estate. Many of the firms included within this sector have burgeoned into "financial supermarkets" that offer a wide variety of services due in large part to the overturn of the Glass-Steagall Act.

- The Baby Boom Generation: According to the U.S. Census Bureau, nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

- Consolidation: As banks become more efficient in a less regulated environment competition increases as well. Improved efficiency, lower operating costs and increased volume are a few of the beneficial products of consolidation. The number of FDIC Insured Commercial Banks and Savings Institutions has declined from approximately 13,100 in 1993 to approximately 9,300 in 2002. [FDIC Historical Statistics on Banking]

Healthcare. The healthcare industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the masses, especially the aging population. These discoveries have improved the quality of life and the life expectancy of millions. More recent research, relating to areas such as genomics, is providing avenues of growth never before imagined. Additionally, the average life expectancy at birth in 1965 was approximately 70 years, whereas in 2001 it was approximately 77 years. [U.S. National Center for Health Statistics and the U.S. Census Bureau]

- The Graying of America: U.S. citizens who are 65 and older represent around 13% of the nation's total population, but account for roughly 40% of healthcare costs. [Standard & Poor's Industry Surveys]

- The Human Genome Project: By mapping the genes in the human body as a result of the Human Genome Project, new doors have been opened to breakthrough research. It is now estimated that the number of targets for new drug interventions has grown from 500 to more than 3000.
[Standard & Poor's Industry Surveys]

Technology. From automated teller machines and cell phones to MRIs, innumerable products and services as well as the people that use them each day, rely in some way on technology. Powering this technology in our everyday lives are computer, software, networking, semiconductor and communication companies. In addition, new technology acceptance time is declining. While it took the telephone 35 years, the television 26 years, the cell phone 16 years and the personal computer 13 years to reach one-quarter of U.S. households, it took only seven years for the Internet to do the same.
[Red Herring]

- Internet Usage: It is now estimated that approximately 600 million people worldwide have accessed the Web at least monthly, and that number is forecast to reach 963 million by 2006. [Standard & Poor's Industry Surveys]

- Broadband Growth: According to Jupiter Research, nearly 50% of online households in the United States will subscribe to a broadband Internet connection service by 2008, up from approximately 21% at the end of the third quarter of 2003.


Based on the composition of the portfolio on the Initial Date of Deposit, The Key 3 Portfolio, Series 5 is considered a Large-Cap
Blend Trust.


Pharmaceutical Portfolio, Series 16 consist of a portfolio of common stocks of companies engaged in the pharmaceutical industry.

Driven by strong demand for new and innovative therapies, the value of the U.S. pharmaceutical market reached $400 billion in 2002, according to data provided by IMS Health, a Connecticut-based market research firm specializing in pharmaceuticals. The U.S. pharmaceutical market has accounted for approximately 51% of the world market, being the largest and fastest growing.

Drugmakers spend billions of dollars on researching and developing new products. In fact, according to data from the Pharmaceutical Research and Manufacturers of America ("PhRMA"), the amount of capital invested in R&D has grown from $1.3 billion a year in 1977 to an estimated $32.1 billion in 2002, a 24-fold increase in just 25 years. Currently, the U.S. pharmaceutical industry invests a greater percentage of sales in research than other American industries such as communications, electronics and areospace. The U.S. pharmaceutical industry also surpasses its international competitors in research and development.

In 1997, the Food and Drug Administration ("FDA") relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. A study by Prevention Magazine found that, since 1997, 61 million Americans have spoken with their doctor about a medical condition for the first time after watching a direct-to-consumer advertisement. Patients already using prescribed medications said that after seeing an advertisement they are 17% more likely to continue taking their medication on a regular basis.

In our opinion, the demand for prescription and over-the-counter drugs is driven more by need than price. U.N. data shows that the number of people globally over the age of 60 will more than triple, from 606 million in 2000 to 1.9 billion by 2050. In the U. S., the over-65 segment is expected to expand by about 30% from 2002 through 2015, versus a 11.4% increase in all Americans over the same period. We believe that as average life expectancies increase, the number of people at risk for disease will increase, and as a result, the demand for prescription and over-the-counter drugs will increase as well.


Based on the composition of the portfolios on the Initial Date of Deposit, the Pharmaceutical Portfolio, Series 16 is considered a
Large-Cap Growth Trust.


REIT Growth & Income Portfolio, Series 8 consists of a portfolio of common stocks of real estate investment trusts ("REITs").

A REIT is a company that buys, develops, and/or manages income-producing real estate such as apartments, shopping centers, offices and warehouses. In short, a REIT is a corporation that pools the capital of many investors to purchase one or more forms of real estate.

The Trust invests in a number of these REITs, offering diversification among different types of properties as well as regional diversification. This type of diversification may help to reduce some of the fluctuations in the real estate market as a result of economic downturns or changes in supply and demand in a specific region or type of property.

REITs are currently required to distribute a majority of their income annually as dividends to shareholders. Historically, this has made REITs a great source of steady income for investors who do not wish to manage the properties themselves.

Compared to traditional, privately-held real estate, which may be difficult to sell, REITs are traded on major stock exchanges, making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific type of property or geographic niches.

Growth Initiatives. The REIT Modernization Act, passed in 2001, allows REITs to own taxable REIT subsidiaries. This enables REITs to grow non-rental income through various initiatives, such as offering their tenants telephone or energy services. The REIT Modernization Act also reduced the income distribution requirement from 95% to 90%, allowing REIT management teams more flexibility with available cash, including the ability to initiate or expand stock repurchase programs.

Diversification Benefits. An Ibbotson study found that the correlation of REIT returns with the returns of other investments declined over the 30-year period from 1972 to 2001. The study also tracked the returns of three portfolios, one without REITs, one with a 10 percent allocation to REITs, and one with a 20 percent allocation to REITs. Ibbotson found that real estate stocks provided meaningful diversification benefits to both of the portfolios which included REITs by boosting returns or reducing risks. However, past performance is no guarantee of future results.


Based on the composition of the portfolio on the Initial Date of Deposit, the REIT Growth & Income Portfolio, Series 8 is considered a Mid-Cap Value Trust.


Technology Portfolio, Series 19 consists of a portfolio of common stocks of technology companies involved in the manufacturing, sale or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors.

From automated teller machines and cell phones to MRIs, innumerable products and services, as well as the people that use them each day, rely in some way on technology. Powering this technology in our everyday lives are computer, software, networking, semiconductor and communication companies.

Business Networking. As e-commerce evolves, we believe that the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Home Networking. It is now estimated that approximately 600 million people worldwide have accessed the Web at least monthly, and that number is forecast to reach 963 million by 2006. [Standard & Poor's Industry Surveys] With the growth of Internet use, the build-out of a substantial network infrastructure and the creation of digital services have set the stage for a new era of "digital home" services. Homes are currently being wired for technological innovation, with hardware and software that enable household devices to share voice, video and data. According to Jupiter Research, there were roughly 11 million U.S. homes with some form of a PC-based home network in 2003 and they believe that number could reach approximately 31.6 million within the next five years.

Software Solutions. E-commerce and business-to-business commerce are creating demand and opportunity for software products in many areas, including supply-chain management and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories, and perform transaction management.

Broadband Usage Continues to Grow. The number of high-speed Internet lines in U.S. businesses and homes increased 18% to 23.5 million during the first half of 2003, according to the latest data released by the Federal Communications Commission. The growth of high-speed Internet connections was 45% for the 12-month period ended June 2003. Consumers currently favor cable modem service over digital subscriber lines (DSL) by a margin of approximately two-to-one. {CyberAtlas]


Based on the composition of the portfolio on the Initial Date of Deposit, the Technology Portfolio, Series 19 is considered a Large-Cap Growth Trust.


Utilities Portfolio, Series 7 consists of a portfolio of common stocks of electric and natural gas companies.

The utility industry was once regarded as a sector with the potential to provide investors with a high degree of stability while generating an above-average level of current income relative to other equities.

Today, the utilities industry is undergoing a radical transformation.
The monopolistic, tightly regulated utilities created under trust-busting legislation more than 60 years ago are gradually being exposed to competition, thanks to the National Energy Policy Act of 1992. We believe that deregulation, along with technological advances and the increased desire for customer choice, will likely result in consolidation and greater efficiency within the industry.

Several high profile scandals and unsuccessful ventures into unregulated activities have forced many utility companies to reevaluate their organization and refocus their efforts on their core businesses. Therefore, we believe it is important to know what you own when it comes to investing in utility company stocks. The Utilities Portfolio attempts to accomplish this by investing in a fixed portfolio of companies which we believe are involved in more traditional utility operations as opposed to companies which have expanded aggressively into non-utility businesses.

Industry Convergence. In Standard & Poor's opinion, mergers between members of the natural gas and electric power industries are likely to occur, continuing a trend that has become significant over the last few years. They expect this convergence of industries to result in "total energy providers," enabling companies to expand their customer base by offering them all of their basic energy needs as well as a better package of energy-related products and services. Convergence could also lead to greater corporate efficiencies helping contribute to higher profit margins.


Based on the composition of the portfolio on the Initial Date of Deposit, the Utilities Portfolio, Series 7 is considered a
Large-Cap Value Trust.


The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Energy Industry. Because more than 25% of the Energy Portfolio is invested in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies, this Trust is considered to be concentrated in the energy industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Equity Income Portfolio, the Financials Portfolio and The Key 3 Portfolio are each considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Healthcare Industry. The Healthcare Portfolio and The Key 3 Portfolio are each considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Pharmaceutical Industry. The Pharmaceutical Portfolio is considered to be concentrated in the biotechnology and pharmaceutical industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of, or infringements upon, their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

REITs. The REIT Growth & Income Portfolio is concentrated in REITs, financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.

Technology Industry. The Key 3 Portfolio and the Technology Portfolio are each considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utility Industry. The Utilities Portfolio is considered to be concentrated in the utilities industry. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc. or Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards;

expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities;
inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2004 through September 20, 2004. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent January 31, commencing January 31, 2005, to a minimum transactional sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:


                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
______________               ____________     ____________
$50 but less than $100         4.70%            3.35%
$100 but less than $250        4.45%            3.25%
$250 but less than $500        3.95%            2.75%
$500 but less than $1,000      2.95%            2.00%
$1,000 or more                 2.05%            1.25%


* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of a Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.60% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.60% of the sales price of these Units (2.0% for purchases of $500,000 but less than $1,000,000 and 1.25% for purchases of $1,000,000 or more).


Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                       Additional
(in millions):                              Concession:
_________________                           ___________
$1 but less than $5                         0.10%
$5 but less than $10                        0.15%
$10 or more                                 0.20%


Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transcations. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.


Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, such Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

GRANTOR TRUSTS.

The following discussion applies to each Trust except REIT Growth & Income Portfolio, Series 8.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from the Trust asset when such income would be considered to be received by you if you directly owned your Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from your Trust when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by such Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

REGULATED INVESTMENT COMPANY

The following discussion applies only to REIT Growth & Income Portfolio,
Series 8.

Trust Status.

The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

Distributions.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends received from the Trust, because the dividends received deduction is generally not available for distributions from regulated investment companies.

If You Sell or Redeem Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Taxation of Capital Gains and Losses.

Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Pursuant to the Tax Act, some ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same new rates that apply to net capital gain (as discussed above), but only if certain holding period requirements are satisfied and the dividends are attributable to qualifying dividends received by the Trust itself. Dividends received by the Trust from REITs are qualifying dividends eligible for this lower tax rate only in limited circumstances. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009. The Trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the new capital gains tax rates.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem

Units or when your Trust terminates. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S.
citizen or resident or a U.S. corporation, partnership, estate or trust), subject to applicable tax treaties, distributions from the Trust which constitute dividends for U.S. federal income tax purposes (other than dividends designated by the Trust as capital gain dividends) will be subject to U.S. income taxes, including withholding taxes. Distributions properly designated as capital gain dividends that are received by a foreign investor may not be subject to U.S. federal income taxes, including withholding taxes, provided certain conditions are met. Foreign investors should consult their tax advisors with respect to U.S. tax consequences of ownership of Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee.

Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each


Page 21


Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities contained in REIT Growth & Income Portfolio, Series 8, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;


- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or a Trust;


- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. If you elect to receive an In-Kind Distribution of Securities contained in REIT Growth & Income Portfolio, Series 8, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $43 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2002, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $15,580,362 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, which are part of such registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 43


                             First Trust(R)

                       Energy Portfolio, Series 14
                    Equity Income Portfolio, Series 5
                     Financials Portfolio, Series 15
                     Healthcare Portfolio, Series 5
                      The Key 3 Portfolio, Series 5
                   Pharmaceutical Portfolio, Series 16
                REIT Growth & Income Portfolio, Series 8
                     Technology Portfolio, Series 19
                      Utilities Portfolio, Series 7

                                 FT 802

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                  Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-111755) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            January 16, 2004


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 802 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 16, 2004. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             2
Litigation
   Tobacco Industry                                            2
   Microsoft Corporation                                       3
Concentrations
   Energy                                                      3
   Financial Services                                          4
   Healthcare                                                  7
   Pharmaceutical                                              8
   REITs                                                       8
   Technology                                                  9
   Utility Companies                                          10
Portfolios
   Energy Portfolio, Series 14                                11
   Equity Income Portfolio, Series 5                          13
   Financials Portfolio, Series 15                            14
   Healthcare Portfolio, Series 5                             16
   The Key 3 Portfolio, Series 5                              18
   Pharmaceutical Portfolio, Series 16                        19
   REIT Growth & Income Portfolio, Series 8                   21
   Technology Portfolio, Series 19                            22
   Utilities Portfolio, Series 7                              24

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with

46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result, Philip Morris has been ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Philip Morris will actually be forced to post is in dispute. Philip Morris officials have stated that if the amount of the bond is not lowered it may put the company at risk for filing for bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Microsoft Corporation. Microsoft Corporation has been engaged in litigation with the U.S. Department of Justice, 20 states and the District of Columbia. A federal appellate court affirmed a district court finding of liability against Microsoft for violation of the Sherman Antitrust Act and various state antitrust laws. One state withdrew from the litigation prior to the issuance of liability findings. Another settled its claims in July 2001. The claims of several other states were litigated through liability and have been conditionally settled as to the issue of remedy. On November 1, 2002, a federal district judge approved a settlement between Microsoft, the U.S. Department of Justice and the remaining nine other states and the District of Columbia. The settlement includes various provisions addressing licensing and pricing, middleware programs, retaliation against original equipment manufacturers, release of information and creation of a compliance committee. Microsoft is subject to the terms of the settlement for five years with the possibility of a one-time extension of up to two years.

Federal and state authorities continue to review the legality of Microsoft's licensing practices and potential abuses of its monopoly power. In addition, the European Union is also investigating allegations of Microsoft antitrust violations which may result in additional litigation. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Concentrations

Energy. An investment in Units of Energy Portfolio, Series 14 should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy industry may entail. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Portfolio.

Financial Services. An investment in Units of Equity Income Portfolio, Series 5; Financials Portfolio, Series 15; and The Key 3 Portfolio, Series 5 should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Healthcare. Healthcare Portfolio, Series 5 and The Key 3 Portfolio, Series 5 are considered to be concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Pharmaceutical. An investment in Units of Pharmaceutical Portfolio, Series 16 should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

REITs. An investment in Units of the REIT Growth & Income Portfolio, Series 8 should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Technology Companies. The Key 3 Portfolio, Series 5 and Technology Portfolio, Series 19 are considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Utility Companies. An investment in Units of Utilities Portfolio, Series 7 should be made with an understanding of the characteristics of the utility industry and the risks which such an investment may entail. General problems of the public utility industry include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers. In 2001, two California public utilities were threatened with involuntary bankruptcy proceedings by their creditors, and one of these utilities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility industry may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Portfolios

       Equity Securities Selected for Energy Portfolio, Series 14

Energy Portfolio, Series 14 contains common stocks of the following companies:


Oil & Gas-Drilling
__________________

Nabors Industries, Ltd., incorporated in Bermuda and headquartered in Bridgetown, Barbados, operates one of the largest land oil and gas drilling contract businesses in the world. The company also provides a number of ancillary well-site services and makes top drives for a broad range of drilling rig applications and rig instrumentation equipment to monitor rig performance.

Noble Corporation, headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is an integrated oilfield drilling and energy service company with operations worldwide.

Oil & Gas-Exploration & Production
__________________________________

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Canadian Natural Resources Ltd., headquartered in Calgary, Alberta, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.

Evergreen Resources, Inc., headquartered in Denver, Colorado, acquires, explores for, develops and operates oil and gas properties. The company's principal focus is on the development of its coalbed methane project in the Raton Basin in southern Colorado.

Newfield Exploration Company, headquartered in Houston, Texas, explores for, develops and acquires oil and natural gas properties located principally in the Gulf of Mexico.

Patina Oil & Gas Corporation, headquartered in Denver, Colorado, is an independent energy company engaged in the acquisition, development, exploitation and production of oil and gas properties located primarily in the Wattenberg Field of Colorado.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.

Oil-Field Services
__________________

BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.

Maverick Tube Corporation, headquartered in Chesterfield, Missouri, is a producer of tubular steel products used in energy and industrial applications.

Varco International, Inc., headquartered in Houston, Texas, is a supplier of technical services and highly engineered products to the oil and gas drilling, completion, production and transmission industries in 49 countries.

Weatherford International, Ltd., headquartered in Houston, Texas, is a provider of equipment and services used for the drilling, completion and production of oil and natural gas wells.

Oil-Integrated
______________

ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Petro-Canada, headquartered in Calgary, Alberta, Canada, is a Canadian oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.

PetroChina Company Limited (ADR), headquartered in Beijing, China, is engaged in many petroleum-related activities, including the exploration, development and production of crude oil and natural gas.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Oil-Refining & Marketing
________________________

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

    Equity Securities Selected for Equity Income Portfolio, Series 5

Equity Income Portfolio, Series 5 contains common stocks of the following companies:


Consumer-Staples
________________

Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

ConAgra Foods, Inc., headquartered in Omaha, Nebraska, is a diversified food company that operates across the food chain, from agricultural input to the production and sale of branded consumer products.

Sara Lee Corporation, headquartered in Chicago, Illinois, manufactures, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world. The company's products include "Sara Lee" food items, "Jimmy Dean" packaged meats, "Hanes" clothing and hosiery and "Champion" activewear.

Energy
______

ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Financial Services
__________________

AmSouth Bancorporation, headquartered in Birmingham, Alabama, through wholly-owned AmSouth Bank, operates a retail and commercial banking and trust business through offices in four states. Operations are divided into three segments: consumer banking, commercial banking and capital management, which offer trust, investment management and corporate trustee services.

Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota.

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

National City Corporation, headquartered in Cleveland, Ohio, is a regional bank holding company operating commercial banks with offices in Ohio, Illinois, Indiana, Michigan, Kentucky and Pennsylvania.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Healthcare
__________

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Industrials
___________

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

Telecommunication Services
__________________________

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Utilities
_________

Cinergy Corp., headquartered in Cincinnati, Ohio, is a holding company whose subsidiaries are engaged in the production, transmission, distribution and sale of electric energy and the distribution of natural gas in Ohio, Indiana and Kentucky.

Cleco Corporation, headquartered in Pineville, Louisiana, a holding company, generates, transmits and distributes electric energy and natural gas in Louisiana.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

Progress Energy, Inc., headquartered in Raleigh, North Carolina, is a holding company engaged in the generation, transmission, distribution and sale of electricity in portions of the Carolinas and Florida and natural gas in portions of North Carolina.


     Equity Securities Selected for Financials Portfolio, Series 15

Financials Portfolio, Series 15 contains common stocks of the following companies:


Banks & Thrifts
_______________

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.

First Tennessee National Corporation, headquartered in Memphis,
Tennessee, is a bank holding company whose subsidiaries operate banking offices in Tennessee, Arkansas and Mississippi.

Golden West Financial Corporation, headquartered in Oakland, California, is a savings and loan holding company for the World Savings and Loan Association, and the World Savings Banks. The company operates savings branch offices in California, Arizona, Colorado, Florida, Illinois, Kansas, New Jersey and Texas.

North Fork Bancorporation, Inc., headquartered in Melville, New York, is the holding company of North Fork Bank and Superior Savings of New England. The company operates a full-service retail and commercial banking business through numerous branch locations in New York and also provides broker-dealer services to financial institutions, individual investors and traders.

Popular, Inc., headquartered in San Juan, Puerto Rico, is a complete financial services provider with operations in Puerto Rico, the United States, the Caribbean and Latin America.

SouthTrust Corporation, headquartered in Birmingham, Alabama, conducts a general banking business in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee and Texas. The company also provides computer services, mobile home finance servicing, trust services, life insurance, insurance agency operations, investment services, mortgage banking and leasing.

TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans;

sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Financial Services
__________________

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

Doral Financial Corp., headquartered in San Juan, Puerto Rico, is a bank holding company engaged in a variety of mortgage banking, commercial banking and broker/dealer activities, primarily in Puerto Rico as well as in the New York City metropolitan area.

Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.

MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues bank credit cards marketed primarily to members of associations and customers of financial institutions. The company also makes other consumer loans, and offers insurance and deposit products.

Insurance
_________

AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

Ambac Financial Group, Inc., headquartered in New York, New York, is a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors worldwide. Through its principal operating subsidiary, Ambac Assurance Corporation, the company insures municipal and structured financial obligations. The company also provides investment agreements, interest rate swaps, and investment advisory and cash management services, primarily to states, municipalities and their authorities.

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

Everest Re Group, Ltd., headquartered in St. Michael, Barbados, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

MBIA Inc., headquartered in Armonk, New York, is engaged in providing financial guarantee insurance and investment management and financial services to public finance clients and financial institutions on a global basis.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance and retirement annuities and investment products; as well as group insurance and retirement and savings products and services. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

Old Republic International Corporation, headquartered in Chicago,
Illinois, is a holding company engaged in the underwriting and managing of property and liability, life and disability, title, and mortgage guaranty insurance.

Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.

Investment Services
___________________

The Bear Stearns Companies Inc., headquartered in New York, New York, provides investment banking, securities trading and brokerage services to corporations, governments, and institutional and individual investors worldwide. The company also provides securities clearing and financing services for broker/dealers, hedge funds, money managers and other clients worldwide.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.

Morgan Stanley, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."


      Equity Securities Selected for Healthcare Portfolio, Series 5

Healthcare Portfolio, Series 5 contains common stocks of the following companies:


Biotechnology
_____________

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Medical Products
________________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, manufactures and supplies the life science research, analytical chemistry and healthcare markets with a broad range of products and systems used to separate complex chemical and biological materials, and to identify, analyze and purify their components.

Guidant Corporation, headquartered in Indianapolis, Indiana, is a leading provider of medical devices for use in cardiac rhythm management, vascular intervention and other forms of minimally invasive surgery; and implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The company develops and markets a broad range of products used to treat cardiovascular and vascular disease.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.

Medical Services
________________

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services serving its customers nationwide through drug distribution facilities and three specialty products distribution facilities.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Health Management Associates, Inc., headquartered in Naples, Florida, provides general acute health services in non-urban locations through the operation of general hospitals and psychiatric hospitals.

Quest Diagnostics Incorporated, headquartered in Teterboro, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.

WellPoint Health Networks Inc., headquartered in Thousand Oaks,
California, offers network-based health products, including open access PPO, POS and hybrid products, HMO and specialty products through Blue Cross of California, BCBSGA, and UNICARE.

Pharmaceuticals
_______________

Barr Pharmaceuticals Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.

      Equity Securities Selected for The Key 3 Portfolio, Series 5

The Key 3 Portfolio, Series 5 contains common stocks of the following companies:


Financial Services
__________________

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

First Tennessee National Corporation, headquartered in Memphis,
Tennessee, is a bank holding company whose subsidiaries operate banking offices in Tennessee, Arkansas and Mississippi.

Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Healthcare
__________

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Barr Pharmaceuticals Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.

Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.

Technology
__________

Affiliated Computer Services, Inc. (Class A), headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

SunGard Data Systems Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry; and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.


   Equity Securities Selected for Pharmaceutical Portfolio, Series 16

Pharmaceutical Portfolio, Series 16 contains common stocks of the following companies:


Biotechnology
_____________

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Pharmaceuticals
_______________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.

Aventis S.A. (ADR), headquartered in Strasbourg, France, is engaged in the research, development, production, marketing and sale of organic and inorganic intermediate chemicals, specialty chemicals, fibers, polymers, pharmaceuticals and agricultural chemicals.

Barr Pharmaceuticals Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex, England, conducts research into and develops, makes and markets ethical (prescription) pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Mylan Laboratories Inc., headquartered in Pittsburgh, Pennsylvania, is a leading manufacturer of generic pharmaceutical products in finished tablet, capsule and powder dosage forms, for resale by others. The company's generic drugs encompass approximately 33 different therapeutic classes, including analgesics, antianginals, antianxiety agents, antibiotics, antidepressants, antidiabetics, antidiarrheals, an antigout drug, an antihistamine, antihypertensives, anti-inflammatories, antipsychotics, anxiolytics, a bronchial dilator, diuretics, hypnotic agents, a muscle relaxant and a uricosuric.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Sanofi-Synthelabo S.A. (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.

 Equity Securities Selected for REIT Growth & Income Portfolio, Series 8

REIT Growth & Income Portfolio, Series 8 contains common stocks of the following companies:


Apartments
__________

Avalonbay Communities, Inc., headquartered in Alexandria, Virginia, is a self-managed real estate investment trust which owns or has interests in a portfolio of apartment communities located in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest regions, as well as California.

Camden Property Trust, headquartered in Houston, Texas, is a self-managed real estate investment trust engaged in the ownership, development, acquisition, marketing, management and disposition of multi-family apartment communities in the southwestern, southeastern, midwestern and western regions of the United States.

United Dominion Realty Trust, Inc., headquartered in Highlands Ranch, Colorado, is a self-managed real estate investment trust that owns, acquires, renovates, develops and manages middle-market apartment communities nationwide.

Diversified
___________

Bedford Property Investors, Inc., headquartered in Lafayette,
California, is a self-managed real estate investment trust which invests in completed, income-producing real estate properties such as office and industrial buildings, mainly in the western United States.

Colonial Properties Trust, headquartered in Birmingham, Alabama, is a self-managed real estate investment trust which owns, develops and operates multifamily, retail and office properties in the Sunbelt region of the United States.

iStar Financial Inc., headquartered in New York, New York, is a self-managed real estate investment trust which originates, acquires, and services senior and subordinate loans that are unsecured or secured primarily by commercial real estate.

Vornado Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust which owns, manages and operates office buildings, retail properties, merchandise marts and other real estate investments.

Healthcare
__________

Ventas, Inc., headquartered in Louisville, Kentucky, is a self-managed real estate investment trust that owns skilled nursing facilities, hospitals and personal care facilities in 36 states across every region of the United States.

Industrial
__________

ProLogis, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which acquires, develops, markets, leases, operates and manages distribution, light manufacturing and temperature-controlled facilities located primarily in full-service, master-planned business parks.

Lodging
_______

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Net Lease
_________

Entertainment Properties Trust, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties including megaplex theatres and entertainment-themed retail centers.

Lexington Corporate Properties Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

Office
______

Alexandria Real Estate Equities, Inc., headquartered in Pasadena,
California, is a self-managed real estate investment trust engagedd in the acquisition, development and management of office/laboratory properties for lease to the life science industry.

CarrAmerica Realty Corporation, headquartered in Washington, D.C., is a self-managed real estate investment trust that focuses primarily on the acquisition, development, ownership and operation of office properties in suburban growth markets in the United States.

Mack-Cali Realty Corporation, headquartered in Cranford, New Jersey, is a self-managed real estate investment trust that owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast.

Mission West Properties Inc., headquartered in Cupertino, California, is a self-managed real estate investment trust that acquires and manages office, research and development and manufacturing properties in Silicon Valley.

Parkway Properties, Inc., headquartered in Jackson, Mississippi, is a self-managed real estate investment trust engaged in the acquisition, ownership, management, financing and leasing of office properties in the southeastern and southwestern United States and in Chicago, Illinois.

Office/Industrial
_________________

Duke Realty Corporation, headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust that owns a portfolio of rental properties, primarily industrial and office. The company also provides related leasing and property management services.

Regional Malls
______________

General Growth Properties, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, develops, operates, leases and manages shopping centers throughout the United States.

The Macerich Company, headquartered in Santa Monica, California, is a self-managed real estate investment trust involved in the acquisition, ownership, redevelopment, management and leasing of regional and community shopping centers nationwide.

The Mills Corporation, headquartered in Arlington, Virginia, is a self-managed real estate investment trust that owns, develops, leases and manages a portfolio of market dominant retail and entertainment destinations.

Simon Property Group, Inc., headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust engaged in the ownership, development and management of regional malls and shopping centers.

Shopping Centers
________________

Developers Diversified Realty Corporation, headquartered in Beachwood, Ohio, is a self-managed real estate investment trust which acquires, develops, redevelops, owns, leases, and manages shopping centers, business centers and undeveloped land.

Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust that owns and operates neighborhood and community shopping centers in 41 states.

Pan Pacific Retail Properties, Inc., headquartered in Vista, California, is a self-managed real estate investment trust which owns, manages, leases, acquires and develops shopping centers located primarily in the western United States.


     Equity Securities Selected for Technology Portfolio, Series 19

Technology Portfolio, Series 19 contains common stocks of the following companies:


Communications Equipment
________________________

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

UTStarcom, Inc., headquartered in Alameda, California, provides communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets.

Computers & Peripherals
_______________________

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

SanDisk Corporation, headquartered in Sunnyvale, California, designs, makes and sells solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies.

Seagate Technology, headquartered in George Town, Grand Cayman, Cayman

Islands, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Computer Software & Services
____________________________

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Affiliated Computer Services, Inc. (Class A), headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

SunGard Data Systems Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry; and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.

Networking Products
___________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Semiconductor Equipment
_______________________

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.

Semiconductors
______________

Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.


      Equity Securities Selected for Utilities Portfolio, Series 7

Utilities Portfolio, Series 7 contains common stocks of the following companies:


Electric Utilities
__________________

Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company whose subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

Cinergy Corp., headquartered in Cincinnati, Ohio, is a holding company whose subsidiaries are engaged in the production, transmission, distribution and sale of electric energy and the distribution of natural gas in Ohio, Indiana and Kentucky.

Cleco Corporation, headquartered in Pineville, Louisiana, a holding company, generates, transmits and distributes electric energy and natural gas in Louisiana.

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

DPL Inc., headquartered in Dayton, Ohio, is the parent company of Dayton Power and Light Company, a public utility that sells electricity to residential, commercial, industrial and governmental customers in West Central Ohio.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO Energy Company, Genco and other subsidiaries.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

FPL Group, Inc., headquartered in Juno Beach, Florida, through subsidiaries, supplies electricity throughout most of the east and lower west coasts of Florida.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service at retail to communities in North Dakota, eastern Montana, most of South Dakota, and northern Wyoming; owns oil and gas interests throughout the United States and Canada; and installs and repairs electric power lines in the western United States and Hawaii.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

Progress Energy, Inc., headquartered in Raleigh, North Carolina, is a holding company engaged in the generation, transmission, distribution and sale of electricity in portions of the Carolinas and Florida and natural gas in portions of North Carolina.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

The Southern Company, headquartered in Atlanta, Georgia, through wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi; and owns generating units at a large electric generating station which supplies power to certain utility subsidiaries.

Natural Gas
___________

AGL Resources Inc., headquartered in Atlanta, Georgia, sells and distributes natural gas to customers in Georgia and southeastern

Tennessee. Other energy-related activities include natural gas and electricity marketing, wholesale and retail propane gas sales, consumer products and gas supply services.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Equitable Resources, Inc., headquartered in Pittsburgh, Pennsylvania, is an integrated energy company, with emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and energy management services for customers throughout the United States.

KeySpan Corporation, headquartered in Brooklyn, New York, through subsidiaries, distributes natural gas to customers in the New York City boroughs of Brooklyn, Queens and Staten Island and on Long Island in Nassau and Suffolk counties. The company also generates electricity on Long Island, provides electric services, and provides gas-marketing and energy services.

National Fuel Gas Company, headquartered in Buffalo, New York, is a diversified energy company with operations in six segments: Utility, Pipeline and Storage, Exploration and Production, International, Energy Marketing and Timber.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company?s business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma; leases pipeline capacity to customers for use in transporting natural gas to their facilities; transports gas for others; explores for and produces natural gas and oil; and extracts and sells natural gas liquids.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions: Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

Vectren Corporation, headquartered in Evansville, Indiana, is a public utility holding company whose subsidiaries provide natural gas distribution and generate, transmit, distribute and sell electric energy to counties in southwestern Indiana.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 802, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 802, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 16, 2004.

                              FT 802

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By Robert M. Porcellino
                                 Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) January 16, 2004
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-111755 of FT 802 of our report dated January 16, 2004 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
January 16, 2004


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 802 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6
2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.



                               S-7